PARKERVISION, INC.
7915 Baymeadows Way, Suite 400
Jacksonville, Florida 32256

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parkervision, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 000-22904

Dear Mr. Spirgel:

I refer to your comment letter dated October 23, 2015 to ParkerVision, Inc. (the “Company”) and to the telephone call between our counsel, Eric Schwartz of Graubard Miller, and Gregory Dundas of your office on November 4, 2015 regarding the due date for responding to your comment letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to your comments. The Company confirms that it intends to submit its responses to your comments by November 16, 2015.

The Company appreciates your cooperation in extending the deadline for its response.

Sincerely,

/s/ Cynthia Poehlman

Cynthia Poehlman
Chief Financial Officer